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                                                                   EXHIBIT 23.1

  After the Offerings, discussed in Note 15 to Fox Entertainment Group, Inc.'s Combined Financial Statements, are effected, we expect to be in a position to render an audit report in the form included herein. Specifically, the earnings per share computation, which is required to be calculated using the number of shares outstanding immediately prior to the Offerings, will be included for all years presented, when the number of shares to be issued is known.

                   CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

  As independent public accountants, we hereby consent to the use of our report (and to all references to our Firm) included in or made a part of this registration statement.

                                          ARTHUR ANDERSEN LLP

Los Angeles, California
October 1, 1998